As filed with the Securities and Exchange Commission on June 6, 2002

Application No. 22-28599

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO

FORM T-3

For Applications for Qualification of Indentures
under the Trust Indenture Act of 1939

INTEVAC, INC.

(Name of Applicant)

3560 Basset Street
Santa Clara, California 95054

(Address of principal executive offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS 6½% Convertible Subordinate Notes due 2009	AMOUNT Up to $37,545,000 principal amount

     Approximate date of proposed public offering: As soon as practicable following the qualification of the indenture covered hereby under the Trust Indenture Act of 1939, as amended.

Name and address of agent for service:	With copies sent to:

Kevin Fairbairn Intevac, Inc. 3560 Bassett Street Santa Clara, California 95054 (408) 986-9888	Herbert P. Fockler, Esq. Michael A. Occhiollini, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304

     The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment; or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the obligor.

SIGNATURES
EXHIBIT INDEX

Page

Signatures	3
Exhibit Index	4

-i-

Explanatory Note

     This Amendment No. 2 to Form T-3 amends and restates (a) Sections 2, 5, and 7(a) of Intevac’s Form T-3 (file no. 22-28599), filed on May 8, 2002 (the “Form T-3), and (b) the contents of the application for qualification of the Form T-3, as amended by Intevac’s Amendment No. 1 to Form T-3, filed on May 24, 2002.

2.	Securities Act Exemption Applicable.

     Section 2 of the Form T-3 hereby is amended and restated to read as follows:

     Pursuant to the terms set forth in the offering circular dated June 6, 2002 (the “Offering Circular”), a copy of which is filed as Exhibit T3E (1) hereto, and the related letter of transmittal, a copy of which is filed as Exhibit T3E (2) hereto (which, together with the Offering Circular, constitutes the “Exchange Offer”), Intevac, Inc. (“Intevac” or the “Applicant” or the “Company”) has proposed to exchange for each $1,000 principal amount of its 6½% Convertible Subordinated Notes due 2004 (the “Existing Notes”) $1,000 principal amount of its new 6½% Convertible Notes due 2009 (the “New Notes”). We are offering to exchange all of the outstanding $37,545,000 aggregate principal amount of Existing Notes under the Exchange Offer. We will pay interest on the Existing Notes that are tendered and accepted for exchange that has accrued to the date of completion of the exchange. The Exchange Offer is conditioned on at least $30,000,000 principal amount of Existing Notes being tendered in the Exchange Offer. The New Notes are to be issued under the indenture to be qualified hereby (the “Indenture”). Intevac will extend the Exchange Offer to all holders of its outstanding Existing Notes.

     As the New Notes are proposed to be offered by Intevac to holders of its Existing Notes exclusively and solely in exchange for outstanding Existing Notes, the issuance of the New Notes by Intevac to the holders participating in the Exchange Offer is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the provisions of Section 3(a) (9) thereof. Intevac will not make any sales of the New Notes (i) other than pursuant to the terms of the Exchange Offer, or (ii) by or through an underwriter at or about the same time as the Exchange Offer. No consideration has been or will be given, directly or indirectly, to any broker, dealer, salesman, or other person for soliciting exchanges of the Existing Notes. No holder of the outstanding Existing Notes has made or will be requested to make any cash payment to Intevac in connection with the Exchange Offer.

5.     Principal Owners of Voting Securities.

      Section 5 of the Form T-3 hereby is amended and restated to read as follows:

      The following table lists as of May 31, 2002 (i) the names of persons owning 10 percent or more of the voting securities of Intevac, (ii) the title of the classes of voting securities of Intevac owned by such persons, (iii) the amount of voting securities of Intevac owned by such persons, and (iv) the percentages of voting securities of Intevac owned by such persons.

			Col. D
	Col. B		Percentage of
Col. A	Title of	Col. C	Voting Securities
Name and Complete Mailing Address	Class Owned	Amount Owned(1)	Owned(2)

Foster City LLC	Common Stock	5,600,000	46.4%
395 Mill Creek Circle Vail, CO 81657
Ed Durbin(3)	Common Stock	5,682,015	46.8%
c/o Intevac, Inc. 3560 Bassett Street, Santa Clara, California 95054
H. Joseph Smead(4)	Common Stock	5,637,683	46.7%
c/o Intevac, Inc. 3560 Bassett Street, Santa Clara, California 95054

(1)	Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock. The number of shares owned includes Common Stock of which such individual has the right to acquire beneficial ownership either currently or within 60 days after May 31, 2002, including, but not limited to, upon the exercise of an option or conversion of convertible debt.

(2)	Percentage of beneficial ownership is based upon the 12,060,003 shares of Common Stock that were outstanding on May 31, 2002. For each individual, this percentage includes shares of Common Stock of which such individual has the right to acquire beneficial ownership either currently or within 60 days of May 31, 2002, including, but not limited to, upon the exercise of an option or conversion of convertible debt; however, such Common Stock is not considered outstanding for the purpose of computing the percentage owned by any other individual as required by General Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934.

(3)	Includes options exercisable for 32,500 shares of Common Stock under the 1995 Plan, 47,515 shares issuable upon conversion of Existing Notes and 5,600,000 shares held by Foster City LLC. Mr. Durbin is a director of the Company and a managing member of Foster City. Mr. Durbin disclaims beneficial ownership in the shares of Common Stock held by Foster City except to the extent of his pecuniary interest therein arising from his interest in Foster City.

(4)	Includes options exercisable for 22,500 shares of Common Stock under the 1995 Plan and 5,600,000 shares held by Foster City LLC. Dr. Smead is a director of the Company and a managing member of Foster City. Dr. Smead disclaims beneficial ownership in the shares of Common Stock held by Foster City except to the extent of his pecuniary interest therein arising from his interest in Foster City.

7.     Capitalization.

      Section 7(a) of the Form T-3 hereby is amended and restated to read as follows:

      (a) The capital stock and debt securities of Intevac as of May 31, 2002 were as follows:

Col. A	Col. B	Col. C
Title of Class	Amount Authorized	Amount Outstanding

Common Stock, no par value per share	50,000,000 shares	12,060,003 shares
Undesignated Preferred Stock, no par value per share	10,000,000 shares	0 shares
6 1/2% Convertible Subordinated Notes due 2004	$57,500,000	$37,545,000

Contents of application for qualification.

     The contents of the application for qualification hereby is amended and restated to read as follows:

     Contents of application for qualification. This application for qualification comprises:

     (a)  Pages numbered 1 to 8, consecutively.

     (b)  The statement of eligibility and qualification on Form T-1 of State Street Bank and Trust Company of California, as Trustee under the Indenture.(1)

     (c)  The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of such Trustee:

Exhibit T3A	—	Amended and Restated Articles of Incorporation of Intevac, as amended.(2)

Exhibit T3B	—	By-Laws of Intevac.(3)

Exhibit T3C	—	The Indenture to be dated as of the closing date of the Exchange Offer by and between Intevac and State Street Bank and Trust Company of California, N.A., as Trustee.(4)

Exhibit T3D	—	Not applicable.

Exhibit T3E	—	(1)	Offering Circular dated as of June 6, 2002.(5)

		(2)	Letter of Transmittal accompanying the Offering Circular.(5)

		(3)	Letter to Clients.(5)

		(4)	Letter to Broker-Dealers.(5)

		(5)	Notice of Guaranteed Delivery.(5)

		(6)	Press Release dated June 6, 2002.(5)

		(7)	Guidelines for Certification of Taxpayer Identification Number on substitute Form W-9.(6)

		(8)	Press Release dated May 8, 2002.(6)

		(9)	Investor Presentation.(6)

Exhibit T3F	—	Cross-reference sheet.(1)

(1)	Incorporated by reference to Intevac’s Form T-3 (file no. 22-28599), filed on May 8, 2002.

(2)	Incorporated by reference to Exhibit 3.1 to Intevac’s Registration Statement on Form S-1 (file no. 333-05531), filed on June 7, 1996.

(3)	Incorporated by reference to Exhibit 3.2 to Intevac’s Quarterly Report on Form 10-Q for the quarter ended March 30, 2002, filed on April 30, 2002.

(4)	To be filed by amendment.

(5)	Incorporated by reference to Intevac’s Amendment No. 2 to Schedule TO (file no. 5-48450), filed on June 6, 2002.

(6)	Incorporated by reference to Intevac’s Tender Offer Statement on Schedule TO (file no. 5-48450), filed on May 8, 2002.

SIGNATURES

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Intevac, Inc., a corporation organized and existing under the laws of California, has duly caused this amendment no. 2 to the application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Santa Clara, and State of California, on the 6th day of June, 2002.

(SEAL)	INTEVAC, INC.

By:	/s/	KEVIN FAIRBAIRN

Name:		Kevin Fairbairn
Title:		President and Chief Executive Officer

Attest:	/s/ CHARLES B. EDDY III
Name:	Charles B. Eddy III
Title	Vice President, Finance and Administration, Chief Financial Officer, Treasurer and Secretary

EXHIBIT INDEX

Exhibit Number

Exhibit T3A	—	Amended and Restated Articles of Incorporation of Intevac, as amended.(1)

Exhibit T3B	—	By-Laws of Intevac.(2)

Exhibit T3C	—	The Indenture to be dated as of the closing date of the Exchange Offer by and between Intevac and State Street Bank and Trust Company of California, N.A., as Trustee.(3)

Exhibit T3D	—	Not applicable.

Exhibit T3E	—	(1)	Offering Circular dated as of June 6, 2002.(4)

		(2)	Letter of Transmittal accompanying the Offering Circular.(4)

		(3)	Letter to Clients.(4)

		(4)	Letter to Broker-Dealers.(4)

		(5)	Notice of Guaranteed Delivery.(4)

		(6)	Press Release dated June 6, 2002.(4)

		(7)	Guidelines for Certification of Taxpayer Identification Number on substitute Form W-9.(5)

		(8)	Press Release dated May 8, 2002.(5)

		(9)	Investor Presentation.(5)

Exhibit T3F	—	Cross-reference sheet.(6)

(1)	Incorporated by reference to Exhibit 3.1 to Intevac’s Registration Statement on Form S-1 (file no. 333-05531), filed on June 7, 1996.

(2)	Incorporated by reference to Exhibit 3.2 to Intevac’s Quarterly Report on Form 10-Q for the quarter ended March 30, 2002, filed on April 30, 2002.

(3)	To be filed by amendment.

(4)	Incorporated by reference to Intevac’s Amendment No. 2 to Schedule TO (file no. 5-48450), filed on June 6, 2002.

(5)	Incorporated by reference to Intevac’s Tender Offer Statement on Schedule TO (file no. 5-48450) filed on May 8, 2002.
(6)	Incorporated by reference to Intevac’s Form T-3 (file no. 22-28599), filed on May 8, 2002.